September 1, 2006

John Reynolds

Assistant Director

Office of Emerging Growth Companies

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Highbury Financial Inc.

Amendment No. 1 to Proxy Statement

on Schedule 14A

Filed July 24, 2006

File No. 000-50781

(the “Proxy Statement”)

Via EDGAR and Hand Delivery

Dear Mr. Reynolds,

This letter sets forth the response of Highbury Financial Inc. (the “Company”) to the comment letter, dated August 25, 2006, of the staff of the Division of Corporation Finance (the “Staff”) to the Proxy Statement. In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. This letter is being filed with Amendment No. 2 to the Proxy Statement.

Table of Contents

1. Please revise the footnote to Annex H to clearly state that the materials have been filed separately with the Commission.

Response: The Company has revised the disclosure on page v to disclose that the redacted materials in Annex H have been filed separately with the Commission.

Summary of the Material Terms of the Acquisition, page 1

2. We reissue prior comment five of our letter dated July 14, 2006. Explain the statement in the first bulleted point on page one that you will acquire “substantially all” of the Sellers’ business.

Response: The Company has revised the disclosure on page 1 in response to the Staff’s comment to explain the phrase “substantially all” in the first bulleted point, using the same language added to the section entitled “The Acquisition” on page 15 of Amendment No. 1 to the Proxy Statement.

Securities and Exchange Commission

September 1, 2006

3. In the third bullet point, please revise to clarify if one of the conditions is the retention of the current subadvisors. Also, revise to clarify if all 19 funds are currently managed by subadvisors and if so, what effect that has on the fees Aston will receive.

Response: The Company has revised the disclosure in the third bullet point on page 1 in response to the Staff’s comment. In response to the second sentence of the Staff’s comment, the Company notes that currently the Sellers advise all 19 Target Funds, of which two are now sub-advised. Aston’s economic arrangement with the current sub-advisers will not change after the consummation of the transaction.

4. Explain the reference to AAAMHI being an “indirect” wholly owned subsidiary of ABN AMRO Holdings NV.

Response: The Company has revised the reference to AAAMHI as an “indirect” wholly-owned subsidiary of ABN AMRO Holdings NV in the second bullet on page 1, in response to the Staff’s comment, by indicating that AAAMHI is a third-tier, wholly-owned subsidiary of ABN AMRO Holdings NV.

5. We note that the assets under management were reduced from $6 billion on March 31, 2006 to $5.6 billion on June 30, 2006. In the appropriate section(s), please explain the reason(s) for the decrease in the assets under management and any associated risks.

Response: The Company has included financial statements of the acquired business as well as pro forma financial statements in the Proxy Statement for the six-month period ended June 30, 2006. As the Company previously disclosed on pages 58 and 59 of Amendment No. 1 to the Proxy Statement in the risk factor titled “Investors in open-end funds can redeem their investments in these funds at any time without prior notice, which could adversely affect Aston’s earnings,” “[C]umulative net redemptions have reduced the assets under management by the acquired business from $7.2 billion in 2004 to approximately $5.6 billion as of June 30, 2006, principally as a result of the net asset outflows in the ABN AMRO Montag & Caldwell Growth Fund, whose assets under management represent approximately 39% of the aggregate Target Funds’ assets as of June 30, 2006.” Additionally, as the Company previously disclosed on page 85 of Amendment No. 1 to the Proxy Statement in the section entitled, Declining Assets Under Management, “Highbury believes that the net asset outflows have resulted in part from the fact that the acquired business’ assets under management are heavily invested in growth stocks. In recent years, growth style investments have been out of favor relative to value style investments in the investment marketplace. Consequently, many clients have redeemed investments in growth-oriented mutual funds in favor of value-oriented mutual funds….An additional factor contributing to the net asset outflows is the acquired business’ mutual funds’ poor investment results in comparison with their peers over recent time periods, despite excellent long-term track records.” The Company believes that the disclosure referred to above adequately addresses the reasons for the decrease in assets under management and the associated risks.

Securities and Exchange Commission

September 1, 2006

Questions and Answers, page 2

6. We note your response to prior comment 10 of our letter dated July 14, 2006. Please revise the second question and answer on page six to clarify if management actually quantified the value of the acquired business for investors’ reliance. You currently only state that management determined that the value is greater than 80 percent of your net assets.

Response: As disclosed on pages 6, 87 and 88 of the Proxy Statement, the executive officers of the Company did not ascribe a specific value to the acquired business.

7. When it is first disclosed, revise to explain the difference between “manager member” and “management members.”

Response: The Company has revised the disclosure in the first Question and Answer on page 6 in response to the Staff’s comment.

8. Please revise to provide a question and answer to clarify Highbury’s business after the combination. If Highbury’s business is to solely collect a stream of revenue, please revise to state so.

Response: The Company has included a question and answer on page 6 in response to the Staff’s comment. As described throughout the Proxy Statement, the Company’s business is not “solely to collect a stream of revenue.” In addition, the Company has described Highbury’s operating business following the acquisition on pages 15 and 126.

9. In the penultimate question and answer on page nine, we note that the proceeds left over, if any, will be used for operating expenses, additional acquisitions, debt servicing, and any appropriate stock repurchases. In the appropriate section(s), please revise to elaborate on the operating expenses Highbury would have considering its business purpose appears to be collecting a stream of revenue. Also, in the appropriate section, revise to discuss the circumstance in which you would have debt that needs to be serviced. If you incurred debt to acquire the target business, would such debt and its interest be paid by Aston?

Response: The Company has revised the disclosure on pages 108, 122 and 123 to describe the operating expenses of Highbury following the acquisition and the circumstances under which the Company may incur indebtedness, in response to the Staff’s comment. As noted in the Company’s response to Comment No. 8, the Company’s business will not solely be collecting a stream of revenue.

10. We note your response to prior comment 15 of our letter dated July 14, 2006. In the appropriate section, please revise to discuss how the rights of your shareholders to a stream of revenue in a company that they indirectly own through an LLC are the same as those rights afforded to shareholders of a company duly incorporated where the ownership of the operating company is either direct or through another corporation.

Securities and Exchange Commission

September 1, 2006

Response: The Company has added a question and answer on page 10 to discuss the rights of Highbury’s stockholders following the acquisition in response to the Staff’s comment. As noted in the Company’s response to Comment No. 8, the Company’s business will not be collecting a stream of revenue.

Summary of the Proxy Statement, Page 14

11. On page 15, under the caption “the acquisition,” please revise to disclose the seller’s role in your business following the acquisition.

Response: The Company has revised the disclosure in response to the Staff’s comment on page 15 to describe the fact that upon consummation of the acquisition and subject to the approval of the shareholders and trustees of the Funds, the Sellers will act as sub-advisers to certain of the Funds. In addition, the form of sub-advisory agreement with the Sellers, which sets forth the agreement of the Sellers to act as sub-adviser to most of the funds following the acquisition, is attached as Exhibit I to Annex A.

12. We partially reissue prior comment four of our letter dated July 14, 2006. Please provide clear disclosure throughout the prospectus that the fairness opinion was obtained after the agreement was entered into. We note the disclosure on page 15 regarding the fairness opinion. In addition, we note your supplemental response to the prior comment. Our point was merely that the board would potentially be unable to utilize the fairness opinion as additional evidence of its informed business judgment because the opinion was obtained after the merger was approved by the board. Please clarify throughout. In addition, please clarify where the company has presented “a detailed analysis as to the valuation determined by the board,” how the board determined the 80% test was met, and how the board determined the merger proposal was fair when entered into as opposed to the analysis provided by Capitalink since in determining whether the 80% test was met, whether to enter into the merger agreement and whether the agreement was fair at the time it was entered into the board did not utilize the fairness opinion.

Response: The Company has revised the disclosure regarding the timing of receipt of the fairness opinion on pages 84, 89 and 118 in response to the Staff’s comment. In addition, Capitalink has revised its opinion to clarify that the opinion was rendered in connection with the preparation of the Proxy Statement and the Board of Directors’ determination to submit the acquisition for approval by the Company’s stockholders. The analysis provided to the Board in connection with the Board’s determination that the 80% test was met and that the acquisition proposal was fair is described under the heading “The Acquisition Proposal — Management Analyses” on page 87 of the Proxy Statement.

13. We note your response to prior comment 20 of our letter dated July 14, 2006. Revise to clarify if you essentially acquired the target business management. Also, in the appropriate section, revise to disclose the party that makes the investment decision for each fund. If the investment decisions are made by the subadvisors, revise to discuss how Aston will “maintain and improve investment performance.”

Securities and Exchange Commission

September 1, 2006

Response: The Company has revised the disclosure on page 16 to clarify that Highbury is not “essentially [acquiring] the target business management,” to disclose the party that makes the investment decision for each fund and to describe the operations of the Sellers’ U.S. mutual fund business that the Company is acquiring. The Company also respectfully notes the disclosure previously provided in Amendment No. 1 to the Proxy Statement on pages 16 and 17, which addresses the Staff’s comment.

In addition, as disclosed throughout the Proxy Statement, the Company is the manager member of Aston. Following the acquisition, Aston will be the investment adviser to the Target Funds. Consistent with current practice, in addition to providing advisory, sales, marketing, operation, compliance, and administration services to the Target Funds, Aston, as investment adviser, will continue to oversee and monitor the investment processes of the sub-advisers to ensure compliance with the investment styles set forth in the fund prospectuses.

14. Please explain how you determined the amount of the $2.7 million non-cash compensation expense. Disclose any significant assumptions and estimates. Expand MD&A to discuss this transaction and the related accounting treatment.

Response: The Company has revised the disclosure on page 17 and footnote (v) on page 45 to discuss the methodology (including significant assumptions and estimates) for determining the amount of compensation expense in response to the Staff’s comment. The Company believes MD&A is intended to provide an explanation of the historical operations of the Company, and therefore it is not an appropriate place to discuss the transaction or its related accounting treatment. As such, the Company has not revised MD&A.

15. We note the disclosure on page 18 of the additional compensation if the “target revenue” exceeds $41.8 million. Considering the revenue for 2005 and 2004 were both approximately $47 million, it appears that you will have to pay such additional consideration even though the revenue could decrease. In the appropriate section, please revise to elaborate and address the scenario in the preceding sentence and explain how this arrangement is in the best interest of shareholders. In your revision, also address the fact that in 2004 and 2005 when the company had approximately $47 million in revenues, the combined net revenue was not enough to pay the additional $3.8 million in consideration.

Response: The Company has revised the disclosure on page 18 in response to the Staff’s comment to clarify that it will be obligated to make a contingent payment to Sellers only if the target revenue exceeds $41.8 million, as calculated as of the second anniversary of the closing of the acquisition. The Company notes that, had the transaction been consummated on June 30, 2004 and based on the interim financial results of the acquired business for the six months ended June 30, 2006, the Target Revenue would have been approximately $42.1 million as of June 30, 2006. Thus, the Company would have been required to pay the Sellers an adjusted payment of approximately $300,000 because the Target Revenue was approximately $300,000 in excess of $41.8 million.

16. We note the additional disclosure on page 19 and 20 concerning Capitalink’s opinion. We note the statement that the opinion is addressed solely for the board of

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September 1, 2006

Highbury and that it has no legal responsibilities with respect to any other person or entity. This limitation appears to be inappropriate, as the fairness opinion has been provided as an annex to a publicly filed document that contains an express consent regarding its use in connection with the proxy statement. We direct your attention to the last paragraph of the fairness opinion which expressly consents to the inclusion of the fairness opinion with the proxy statement. Therefore, this limitation appears to preclude Capitalink from preventing shareholders from relying upon the fairness opinion in connection with the proxy statement. Please revise to clarify throughout the proxy statement whether investors are able to rely upon their opinion. Lastly, the statement in the fairness opinion that this opinion was provided for the use of the board in considering this transaction is unclear since the fairness opinion was obtained after the board had already entered into the acquisition agreement.

Response: Capitalink has revised the language in its opinion, which is included as Annex G to clarify that the opinion was delivered to the Company’s board of directors after it approved the acquisition and that investors may not rely on the Capitalink opinion. In addition, the Company included the disclosure on pages 16, 19, 80, 82, 84, 89, 92 and 118 to clarify the scope of Capitalink’s opinion as discussed above.

17. When discussing the interest of the initial shareholders, please revise to disclose the nominal price they paid for their initial shares. In doing so, clearly illustrate that because the initial price paid was nominal, your initial shareholders will benefit even if the combination causes your share price to significantly decrease.

Response: The Company has revised the disclosure on pages 23, 52 and 90 in response to the Staff’s comment.

18. We reissue prior comment 22 of our letter dated July 14, 2006. Since TEP and EBC may be deemed to be participants in the solicitation of proxies for the acquisition proposal, please expand the disclosure on page 23 of the interests of Highbury officers and directors in the acquisition to include these participants and to clearly state any interest, direct or indirect, in the acquisition proposal.

Response: The Company has revised the disclosure on pages 23 and 91 in response to the Staff’s comment.

19. We note your response to prior comment 24 of our letter dated July 14, 2006 that you have no intention of providing compensation to your officers and directors that remain. Here and in the appropriate section, please revise to provide the time frame this intention extends to and discuss the motivation for such individuals to serve on a compensation free basis.

Response: The Company has revised its disclosure on pages 23 and 151 of the Proxy Statement in response to the Staff’s comments. The Company currently has no intention of providing compensation to any of its officers or directors. The Company cannot provide a time frame for which this intention extends because the board of directors of the Company cannot predict possible future requirements of the Company (such as substantially increased business

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operations) or future personal career decisions of each officer or director (such as relocation or retirement decisions) subsequent to closing of the acquisition and, as a result, cannot provide disclosure in light of such uncertainties. In addition, the Company is concerned that speculative disclosure could be inaccurate or could serve to restrict the Company from compensating its officers and directors in a manner that might prevent the board of directors from using its discretion to satisfy its fiduciary duty to the stockholders of the Company were circumstances to arise where the Board would determine it advisable and in the best interests of the Company’s stockholders to compensate the Company’s officers or directors. The Company believes that its current officers and directors are motivated toward the success of the Company without current compensation from the Company due to their significant equity stakes in the Company, which will appreciate in the event of such success. In addition, the Company believes that its officers and directors view the success of the Company as having a positive impact on their reputations in the marketplace.

20. Please revise the last bulleted point on page 23 to disclose that the inside stockholders will also lose their investment if a business combination is not completed, since the funds from the private placement were placed in the trust account and these investors do not have liquidation rights against the trust.

Response: The Company has revised the disclosure in the fifth bulleted point on page 23 in response to the Staff’s comment.

21. We note your supplemental response to prior comment 24 of our letter dated July 14, 2006 regarding the disclosure that you currently do not expect Mr. Foote and Mr. Cameron will have any exposure in the event of liquidation. Please include the basis for your belief as indicated in the supplemental response, in the proxy statement.

Response: The Company has included its supplemental response in the disclosure on page 23 in response to the Staff’s comment. In addition, the Company directs the Staff’s attention to the section entitled “Plan of Operations” on page 121 which provides additional details about the Company’s current and expected financial obligations.

Note 2 - Pro Forma Adjustments, page 39

22. We note the revisions made in response to prior comment 28 of our letter dated July 14, 2006. Paragraph 11 of SFAS 142 addresses how to determine the useful life of an intangible asset. In general, we believe an indefinite life conclusion for a customer related intangible asset would be extremely rare. Please describe the current terms of your investment advisory contracts and the relative cost or penalty to your clients for terminating the relationship. We note the investment advisory contracts are typically terminable upon relatively short notice. We also note the factors discussed on page 131 that have contributed to increased competition for investment advisory firms. Please explain your basis for expecting the renewal of these contracts and the cash flows generated by these assets to continue indefinitely. Provide an analysis of economic effects such as competition and demand. Economic effects will vary depending on specific circumstances; however, higher demand elasticity and switching availability would typically correspond to a shorter life estimate.

Securities and Exchange Commission

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Response: The Company has revised the disclosure in footnote (c) to the unaudited pro forma condensed combined financial statements on pages 40 and 41 to clarify its assessment that the intangible assets are the mutual fund advisory contracts of the acquired business. Our original disclosure in this footnote (c) referenced “mutual fund client relationships.” The Company and the acquired business use this term to refer to the relationship between the investment adviser (Aston) and each of its clients, the Target Funds. However, the Company recognizes that this terminology may be ambiguous. Therefore the Company clarified the disclosure to reflect that the assets of the acquired business are, in fact, the advisory contracts between the investment adviser and the Funds. The individual investors in the Target Funds are direct clients of the Target Funds, not direct clients of the acquired business.

The Company has addressed the factors it considered in reaching its conclusion that the intangible assets are of an indefinite nature in footnote (c). With respect to the economic effects of competition and demand, the Company notes that only the Funds’ board of trustees can terminate the acquired business’ advisory contracts with one or more of the Target Funds. While the board of trustees may terminate such contracts on short notice, generally less than 60 days, without penalty, the nearly complete absence of any such historical terminations of investment advisers by mutual fund boards of trustees in the mutual fund investment management industry, which includes approximately 8,000 mutual funds, would imply that the advisory contracts have, essentially, an indefinite life. The evidence in the industry indicates that “switching” almost never occurs. Furthermore, if the board of trustees of a Target Fund were to terminate an advisory contract, the Target Fund would incur a variety of costs. These costs would accrue during the identification and investigation of potential new investment advisers, such as for legal, accounting, compliance and investment process due diligence, and the solicitation of shareholder approvals for the new investment adviser. In addition, the Target Fund would bear time and execution risk related to the transition of the advisory contract to a new investment adviser. Finally, in the event that any damages are suffered by the shareholders of the Target Fund during such a transition process, the board of trustees could be held liable. In addition, the demand elasticity with respect to price of the Target Funds for the services provided by the acquired business is very low (inelastic demand with respect to price). The Target Funds already enjoy low expense ratios in relation to the industry and the Target Fund shareholders and the Fund trustees, while concerned with price, are also concerned with maintaining the outstanding quality level of operations, finance, compliance, sales, marketing and administration services delivered by the acquired business, particularly considering the spotless record of the acquired business during a time of controversy and scandal in other parts of the mutual fund industry. In light of these factors, the Company believes the switching costs are relatively high for the Target Funds. The Company believes that a decision by the board of trustees to terminate the advisory contract with the acquired business would be extremely unlikely in the absence of fraud, gross negligence or willful misconduct. This belief is also supported by the fact that the board of trustees, on behalf of the Target Funds, has continuously renewed the advisory contracts since the inception of the acquired business in 1993.

Furthermore, the Company calls the Staff’s attention to the accounting conventions adopted by other publicly traded investment management firms that have acquired mutual fund advisory contracts. A review of annual reports on Form 10-K filed by publicly traded investment

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September 1, 2006

management firms reveals that the following companies have adopted the indefinite life assumption for acquired mutual fund advisory contracts.

•	Affiliated Managers Group Inc. (NYSE: AMG)
•	BlackRock Inc. (NYSE: BLK)
•	Eaton Vance Corp. (NYSE: EV)
•	Franklin Resources Inc. (NYSE: BEN)
•	GAMCO Investors, Inc. (NYSE: GBL)
•	Janus Capital Group Inc. (NYSE: JNS)
•	Legg Mason Inc. (NYSE: LM)

In addition ABN AMRO adopted this accounting convention upon the acquisition of the acquired business’ former parent company in 2001 and also with respect to the “carve-out” financial statement of the acquired business, which were audited by Ernst & Young LLP, its independent accountants, and included in the Proxy Statement.

23. Please clarify pro forma adjustment (p) to explain that the sellers may withdraw certain of the Funds from Aston’s management, but have not indicated whether they intend to do so. Expand MD&A to discuss the facts and circumstances, including the expected impact on the operations and liquidity of the newly combined companies.

Response: In response to the Staff’s comment, the Company has revised the unaudited pro forma condensed combined financial statements to remove the adjustments described in footnote (p) of Amendment No. 1 to the Proxy Statement because there is no indication that the Sellers will take any action to remove any of the assets under their investment discretion which are currently invested in the Target Funds. Since there are no facts to indicate that such redemption will occur, the adjustment is not appropriate according to Section 11-02(b)(6) of Regulation S-X.

For clarification, the Staff’s comment references that “the sellers may withdraw certain of the Funds from Aston’s management.” This statement is not true. Only the board of trustees of the Target Funds has the authority to terminate the investment advisory contracts between Aston and the Funds. The Sellers and certain of their affiliates, however, do have investment discretion over certain assets currently invested in some of the Target Funds. Because the Target Funds are open-end mutual funds, the Sellers can withdraw such assets at any time. However, the assets have been invested in the Target Funds for a number of years, and there is no indication of any kind that the Sellers will withdraw the assets after the consummation of the transaction. Based on its response to this comment, the Company does not believe any revisions to MD&A are necessary.

24. Notwithstanding the above comment, please explain the basis for your belief that pro forma adjustment (p) is factually supportable if there is no indication that the sellers will end Aston’s management of any of the Funds, or revise as appropriate. See Section 11-02(b)(6) of Regulation S-X. We note that page F-6 and F-15 now discloses that the combined financial statements exclude continuing operations to be retained by the sellers.

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September 1, 2006

Response: As described in its response to the Staff’s comment in Comment No. 23, the Company has deleted pro forma adjustment (p).

25. We note your response to prior comment 30 of our letter dated July 14, 2006. Based on the revised disclosure on page 43, it appears the sub-advisory agreements have not been entered into. In addition, it appears the investment sub-advisers have not been identified. As such, it is not clear whether the sub-advisory services contemplated in the draft agreement provided in Annex A are comparable to those underlying the fees presented in the historical financial statements, and it does not appear you have a factually supportable basis for the pro forma adjustment. Please revise to remove the pro forma adjustment or provide a thorough explanation addressing these concerns.

Response: The Company respectfully notes that Aston has not entered into any new sub-advisory agreements with any sub-advisers because the transaction has not been consummated, and as of yet, Aston is not the adviser to the Target Funds. All of the Sellers that currently provide investment advisory services to the Target Funds and both of the unaffiliated investment management firms that currently provide investment sub-advisory services to the Target Funds will become sub-advisers to the Target Funds upon the consummation of the transaction. In this manner, the Company has already identified investment sub-advisers for each of the Target Funds after the transaction. The Company has filed the form of Sub-Investment Advisory Agreement to be entered into between Aston and the Sellers contemporaneously with the closing as Exhibit I to Annex A of the Proxy Statement. The execution of the sub-advisory agreements between Aston and the Sellers is a condition to the closing of the transaction, and as such, the transaction will not close unless the sub-advisory agreements have been executed to the Company’s satisfaction. The appointment of the identified sub-advisers has been submitted to the Target Fund shareholders for approval by means of effective proxy statements mailed to the Target Fund shareholders, and as of August 30, 2006, the approval of the stockholders of 14 of 19 of the Target Funds had been obtained. Special meetings of the five Target Funds that have not yet approved the acquisition are scheduled for September 20, 2006.

The Company has included a table in footnote (q) to the unaudited pro forma condensed combined financial statements and revised its disclosure on page 43 in response to the Staff’s comment. The pro forma adjustment presented in the table reflects the revenue which the acquired business will retain under the new fee sharing arrangement that it historically paid to the sub-advisers pursuant to the current fee sharing arrangements. In addition, the Company directs the Staff’s attention to the disclosure provided in the section entitled “The Acquisition Proposal” beginning on page 71 which identifies the investment sub-advisers to each of the Target Funds and describes the allocation of net advisory fees between the acquired business and the investment sub-advisers.

Risk Factors, page 49

26. We note the statement in risk factor three that liability may extend to shareholders beyond three years from the dissolution. Since you do not intend to comply with the provisions of the DGCL to limit liability, it would appear such liability would extend beyond three years. Please revise the disclosure accordingly.

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Response: The Company has revised the disclosure on page 51 in response to the Staff’s comment.

27. We note your response to prior comment 29 of our letter dated July 14, 2006. Here and in your discussion of the reasons for recommending this combination, please revise to discuss and elaborate on your supplemental response to this comment concerning the noted potential loss of revenue.

Response: Please see the Company’s response to comments 23 and 24 above.

28. We note the additional risk factor on page 53 concerning the requirement of an effective registration statement for the exercise of your warrants. If you are able to redeem such warrants during a period when there is not an effective registration statement, please revise to discuss that risk here in a separate risk factor.

Response: The Company has revised the disclosure on page 53 to add a separate risk factor (“We may choose to redeem our outstanding warrants at a time that is disadvantageous to our warrant holders”) in response to the Staff’s comment.

29. We reissue prior comment 37 of our letter dated July 14, 2006. Please revise the subheading to risk factor 12 to clearly state the specific risk to the company and/or investors. Each risk factor should be limited to one specific risk.

Response: The Company has revised the subheading for the second risk factor on page 55 in response to the Staff’s comment.

30. We note your response to prior comment 39 of our letter dated July 14, 2006. Please revise to update the status of the required approvals.

Response: The Company has revised the disclosure on pages 20, 24, 26, 58, 72, 87, 110 and 112 in response to the Staff’s comment.

Ownership of Common Stock, page 70

31. We reissue prior comment 43 of our letter dated July 14, 2006. For all entities that are not natural persons, please revise to disclose the natural person(s) that would be deemed the control person(s) of those shares. We note no disclosure for Wellington Management Company and Sapling LLC/Fir Tree Recovery Master Fund LP.

Response: In response to the Staff’s prior Comment No. 43 of its comment letter dated July 14, 2006, the Company revised the disclosure in the section entitled “Ownership of Common Stock” in Amendment No. 1 to the Proxy Statement to disclose the natural person that would be deemed the control person of the Company’s shares of common stock to the extent such information was available from the Schedule 13Ds and 13Gs publicly filed by the entities shown in the beneficial ownership table. The Company respectfully submits that to the extent such information was not disclosed in these Schedule 13D and 13G filings it cannot update this disclosure as there is no public information regarding these entities on which it can reasonably

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rely. As such, the Company cannot include the natural person controlling the shares of common stock of the Company held by Wellington Management Company and Sapling LLC/Fir Tree Recovery Master Fund L.P. The Company has reviewed the Schedule 13D and 13G filings and has determined that there have been no additional filings since the date of filing Amendment No. 1 to the Proxy Statement

32. Please provide a more detailed discussion of the agreement with Broad Hollow to call, on a ratable basis, up to 5% of the shares of common stock held prior to the offering by the named individuals. Also, explain if the reference to “the offering” refers to the initial public offering. It appears that this right may occur within 60 days of the definitive proxy statement; clarify why such shares are not included in the beneficial ownership table for Broad Hollow. Explain the reason for this arrangement. We may have further comment.

Response: The Company refers the Staff to footnote (2) of the beneficial ownership table in the section untitled “Ownership of Common Stock” which explains that 47,573 shares included in the 898,826 shares of common stock of the Company beneficially owned by Broad Hollow are attributable to Broad Hollow’s call right during the 30-day period following the consummation of a business combination. Thus, the Company respectfully believes the Staff’s point is addressed in this regard.

The Company has revised the disclosure on page 71 in response to the first two sentences of the Staff’s comments to make clear which shares held by Inside Stockholders are subject to the call. As discussed in the first paragraph following the footnotes to the beneficial ownership table on page 71, and as disclosed in the Company’s prospectus for its initial public offering, Broad Hollow entered into this arrangement so it would have a means to compensate individuals, at its election, who participate in the due diligence, structuring and negotiation of a business combination.

The Acquisition Proposal, page 72

33. Please specify the “certain exceptions” to the agreement of the sellers not to terminate these agreements for a period of five years following the closing of the acquisition.

Response: The Company has revised the disclosure on page 72 in response to the Staff’s comment.

34. Clearly disclose the advisory fee rate(s) on page 73.

Response: The Company has added a table on page 73 to disclose the gross advisory fee rate paid by each Target Fund in response to the Staff’s comment.

35. The interrelationship of the various fees and sharing of revenues is unclear. Please consider providing a table that clearly and concisely sets forth the allocation of these various fees and payments.

Response: The Company has revised the disclosure on page 74 to include a table that sets forth the allocation of the various fees and payments in response to the Staff’s comment. For further

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clarity, the Company has incorporated additional disclosure on page 72 to explain how the advisory fee revenues are accrued and paid to the investment advisory, how the adviser compensates third-party distributors and how the net advisory fees are allocated between the investment advisory and the investment sub-adviser.

36. It appears that Highbury is purchasing a right to a stream of revenue in this transaction. Please revise or advise how this is consistent with the disclosure in your initial public offering prospectus that you would acquire an operating business.

Response: The Company believes that the structure of the acquisition is consistent with its disclosure in its initial public offering prospectus. The prospectus states that the Company was “formed for the purpose of acquiring, or acquiring control of, one or more operating businesses through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination.” The acquisition is structured as the acquisition of substantially all of the assets of a business in the financial services industry. As described throughout the Proxy Statement, the Company will be the manager member of Aston and will have control over Aston. Since the Company will control Aston, the operating business, the acquisition is consistent with the disclosure in the prospectus for the Company’s initial public offering.

37. It would appear that based on Highbury’s ownership in Aston, your shareholders are indirectly majority shareholders in the operating company. Please revise to clarify how they would exercise the rights generally afforded to shareholders of public companies. Are they allowed to vote on Aston’s management during annual meetings? Are they allowed to provide shareholder proposals? Are there fiduciary duties owed to your shareholders by the individuals who will make the operating decisions for Aston?

Response: The Company believes that this arrangement is no different than any other public company that has an operating subsidiary. Thus, the Company believes that no additional disclosure is necessary in the Proxy Statement. As described in the section entitled “Questions and Answers about the Proposals” on page 10, the Company’s stockholders will continue to have the same rights as public stockholders of a Delaware corporation following the acquisition as they did prior to the acquisition. A stockholder of the Company could submit a proposal for the annual meeting of the Company’s stockholders which could cause the Company to take certain action as manager member of Aston. In addition, although the Company’s stockholders will not be afforded the opportunity to vote directly on Aston’s management (nor would they be for any corporate subsidiary of a public company), such stockholders elect the Highbury board of directors, which makes decisions regarding Aston and, thus, indirectly have input and influence as to Aston’s operations that is similar to what they would have vis á vis a corporate subsidiary of a public company.

38. We note your response to prior comment 47 of our letter dated July 14, 2006. It appears from the response and disclosure that prior to the closing of your offering, you did not have any list or specific criteria, but that one day after (February 1, 2006), specific criteria were developed in addition to a list of candidates for review. You further respond that “preliminary contacts with a potential target were not material,” yet the disclosure in your prospectus made a point of clearly stating that you had not had any preliminary contacts.

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Any information that initial shareholders had while making their purchases or private placements should have also been disclosed to investors since you were essentially selling your “plan” and management’s “knowledge.” Please revise your disclosure to clearly explain how the facts and background of the transaction is consistent with your disclosure and/or lack thereof and how the omission of this knowledge was consistent with your responsibility to provide all material information.

Response: As the Company consistently stated in its prospectus for its initial public offering, the Proxy Statement and in its response to the comment letter dated July 14, 2006 (including Comment No. 47 therein), at no time prior to February 1, 2006, the day after the closing of the Company’s initial public offering, did the Company’s search for a business combination begin. All contacts made by the Company, including the “preliminary contacts” referenced by the Staff’s comment, were made on or after February 1, 2006. As we noted in our prior response to Comment No. 47 to the comment letter dated July 14, 2006, the fact that the over-allotment option was consummated on February 2, 2006 is irrelevant as the purchasers of the securities of the Company in its initial public offering made their investment decision on or before the date of the closing of the initial public offering which was January 31, 2006.

As the Company did not begin to compile any list of potential targets until after the closing of the initial public offering, the initial stockholders did not have any information regarding a potential business combination until after the closing of the initial public offering, and, thus, had no information to share with investors. This is consistent with the disclosure in the Company’s prospectus for its initial public offering and, thus, the Company believes that no revision to the Proxy Statement is necessary.

The Staff correctly notes in its comment “that prior to the closing of [the Company’s] offering, [the Company] did not have any list…of candidates for review.” This is absolutely true, and the Company clearly disclosed this fact on page 35 of its prospectus for its initial public offering under the heading “We have neither selected nor approached any target businesses”. However, the Staff incorrectly incorporated the phrase “or specific criteria” into the prior comment. Beginning on page 36 of its prospectus for its initial public offering under the heading “Selection of target businesses and structuring of a business combination”, the Company lists nine specific criteria that it intended to use to identify and evaluate a target for the initial business combination. After compiling an initial list of financial services firms using the “Sources of target businesses” the Company described on page 35 of its prospectus for its initial public offering, the Company used these criteria to efficiently identify potential acquisition candidates.

In addition, the Staff correctly notes in its comment that the Company was essentially selling its “plan” to acquire or acquire control of an operating business in the financial services industry, and management’s “knowledge” of that industry in its initial public offering. As stated on page 14 of the Company’s prospectus for its initial public offering, “Messrs. Cameron, Foote and Forth are either employed by or equity owners of Berkshire Capital, a registered broker/dealer that provides financial advisory services to clients in connection with mergers and acquisitions in the financial services industry. Berkshire Capital’s clients may compete with us for acquisitions in the financial services industry…” On page 35, the Company states that it “anticipate[s] that the positions held and contacts maintained by the members of [the Company’s] management

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September 1, 2006

team will provide [it] with direct access to a significant number of acquisition candidates.” The Company believes that it is clear from the disclosure in the prospectus for the Company’s initial public offering that the officers of the Company in their roles as principals or employees of Berkshire Capital were in the business of advising companies on mergers and acquisitions in the financial services industry. On page 46 of the Company’s initial public offering prospectus, the biography of Mr. R. Bruce Cameron states that “Mr. Cameron and his partners have advised on 193 mergers and acquisition of financial services companies…with aggregate client assets under management of more than $342 billion and aggregate transaction value in excess of $8.7 billion.” Given the disclosure in the Company’s prospectus and Proxy Statement and management’s expertise and extensive experience and contacts in the financial services industry, the Company believes that it is clear that officers of the Company would be aware of businesses available for sale in the financial services industry. As the Staff’s correctly notes in its comment, this extensive experience and broad contacts are some of the reasons why investors purchased the Company’s securities in the initial public offering. However, as clearly and consistently disclosed throughout the Company’s Proxy Statement and prospectus, the process of identifying potential targets for the Company did not commence prior to completion of the IPO.

Given the disclosure in the Company’s publicly filed documents as described above, the Company respectfully disagrees with the Staff that any additional explanation is needed regarding the facts and background of the acquisition.

39. We note your response to prior comment 48 of our letter dated July 14, 2006. We note that your initial shareholders had extensive discussions prior to the filing of your initial registration statement. The discussions concerned past efforts to sell the business you are now attempting to acquire. It further appears that prior to the effective date, knowledge of the seller’s desire to sell its business was substantive and substantial. Considering the disclosure and time frame it took to contact the target, it is not clear why such knowledge was not disclosed in the prospectus. Please provide us with a detailed analysis of the basis for the omission of such information.

Response: As previously explained in our response to Comment No. 48 to the Staff’s comment letter, dated July 14, 2006, the Company believes that it disclosed its principals’ knowledge of the financial services industry and extensive experience of the financial services industry to its public investors in its prospectus for its initial public offering. As consistently disclosed by the Company throughout the Proxy Statement, the Company’s management did not use any of its contacts, positions or relationships to identify possible target companies for the Company until after the closing of the Company’s initial public offering on January 31, 2006. The Proxy Statement also discloses the following:

•	Mr. Cameron’s intention relating to AAAMHI was to determine whether his clients were interested in buying the acquired business. Mr. Cameron would not have been marketing this business to potential purchasers if he viewed the acquired business as an acquisition for the Company.

•	Mr. Bilton did not inform the Company that the acquired business was still for sale until meeting with Messrs. Cameron and Foote on February 16, 2006.

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September 1, 2006

•	The Company was not the only, nor the leading, bidder in the sale process for the acquired business.

•	The Sellers were in the middle of a competitive auction process for the acquired business and had begun negotiating definitive acquisition documents with another bidder. The Sellers required a specific carve-out in the exclusivity provision negotiated in its letter of intent with the Company with respect to this other bidder.

These facts substantiate the consistent position of the Company that the contacts that Mr. Cameron had with ABN AMRO and the Sellers prior to completion of the IPO were made in the process of providing the same services to Berkshire Capital’s clients that he had provided before the Company was formed.

In addition, the Staff has questioned the time frame in which the Company compiled a list of target companies and began initiating contact with potential targets, an issue the Company believes is clearly addressed in the disclosure in its prospectus for its initial public offering and the Proxy Statement. The Company, its management and affiliates, all have extensive experience and contacts in the financial services industry. As stated on page 1 of the Company’s prospectus for its initial public offering, “Over Berkshire Capital’s 22-year history, its partners have developed long-term relationships with a wide range of U.S. and foreign private and public financial services organizations of all sizes. [The Company] believe[s] these relationships will provide [it] with references to a broad population of potential acquisition targets.” The Company prominently disclosed to investors on the first page of its initial public offering prospectus that it intended to use the contacts and experience of its principals for the benefit of its investors in its search for a target business once the initial public offering was completed. In addition, the Company disclosed a risk to its investors that Berkshire Capital and the Company’s affiliates may compete with the Company in its search for potential targets. This disclosure is clear, consistent and true throughout all of the Company’s public documents. The fact that the Company was able to move swiftly in its identification of potential targets and quickly initiate contact with such targets demonstrates the strength of the officers’ and directors’ relationships and reputations in the financial services industry, which, the Company believes, is one of the reasons investors bought its securities in its initial public offering.

Given the disclosure of the Company’s purpose and the experience of its principals, and the fact that the Company did not begin to compile a list of target companies until after the closing of its initial public offering, the Company does not have any additional information to disclose to its investors.

40. We note that certain initial shareholders were involved with the attempted sale of the target business prior to their affiliation with Highbury. Please revise to disclose the price at which previous sale negotiation valued the target company.

Response: The Company has revised the disclosure on page 78 to indicate that no agreement, including with respect to price, was reached between ABN AMRO and the potential purchaser. Mr. Cameron has advised the Company that although a price was proposed, the amount of the

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September 1, 2006

proposal is confidential information that belongs to Berkshire Capital’s client and thus, cannot be disclosed.

41. We note the statement on page 76 that “at no time prior to the consummation of the IPO did Highbury identify, contact or engage in any discussions regarding a business combination with any potential targets.” Please clarify whether any officers, directors or affiliates of Highbury, including Broad Hollow and Berkshire Capital, at any time prior to the consummation of the IPO identify, contact or engage in any discussions, preliminary or otherwise, with any potential targets. We may have further comment.

Response: The Company’s officers, directors and their affiliates, in their individual roles for Berkshire Capital and its affiliates or The Praedium Group LLC, each maintained contacts and engaged in discussions with various entities to continue with the business of providing advice to financial institutions or increasing the growth of a private equity real estate investment firm. As described specifically on page 35 of the prospectus, “the positions held and contacts maintained by the members of the Company’s management team” in their roles with Berkshire Capital, “provided the Company with direct access to a significant number of acquisition candidates.” Given that none of the officers, directors or affiliates of Highbury identified, contacted or engaged in discussions regarding a business combination with a potential target, including the Sellers, on behalf of Highbury prior to the closing of Highbury’s initial public offering, the Company included the requested disclosure of the Staff in the first paragraph on page 76.

Using “the skills and expertise of the [Company’s] directors, their collective access to acquisition opportunities and ideas, their contacts, and their transaction expertise,” as highlighted on page 47 of the prospectus, the Company began to formulate a list of potential targets on February 1, 2006, and a potential target was contacted on February 2, 2006. However, as disclosed in the prospectus for the Company’s IPO, at no time prior to the consummation of the IPO did officers, directors or affiliates of the Company, including principals of Broad Hollow and Berkshire Capital, identify, contact, or engage in any discussions regarding a business combination on behalf of the Company with any potential targets.

42. Clarify when Highbury first consulted Berkshire Capital.

Response: The Company has revised the disclosure on page 76 in response to the Staff’s comment.

43. Please explain why you keep updating the disclosure on page 76 regarding the number of targets you contacted. It appears that since you entered into a definitive agreement that you are no longer seeking target companies.

Response: The Company continues to update the number of targets contacted because the Company has continued to speak with potential acquisition targets. Such continued communication occurs despite having entered into a definitive agreement so that the Company will be prepared to move on to other potential acquisitions in the event the proposed business combination is not successful. Contacts with potential targets are ongoing given that the

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Company will be required to liquidate if a business combination is not completed within the 18-month period (or 24-month period under certain circumstances) beginning January 31, 2006.

44. Please explain the nature of the “substantial discussions” you had with 16 targets.

Response: The Company has revised the disclosure on page 76 in response to the Staff’s comment.

45. We note the disclosure on page 78 that from 1995 through early 2006, Berkshire Capital and its executives had regular communications with Mr. Bilton in connection with potential mergers and acquisitions. Please clarify whether any of these communications related to Highbury. We may have further comment.

Response: The Company has revised the disclosure on page 78 in response to the Staff’s comment to clarify that none of the discussions between Berkshire Capital and its executives with Stuart Bilton related to Highbury.

46. On page 79 you disclose that the sellers found you attractive because you intended to retain the advisers and subadvisers. It is not clear why this would be attractive to the seller. Please revise to clarify.

Response: The Company has revised the disclosure on page 79 in response to the Staff’ comment.

Highbury’s Board of Directors’ Reasons for Approval of the Acquisition, page 82

47. We note the disclosure that none of the subadvisors will be employed exclusively by Aston. Please revise to include this material risk or advise why no material risk exists due to this arrangement.

Response: After the closing of the acquisition, Aston will be the investment adviser to each of the 19 mutual funds and will oversee sub-advisers hired to perform functions customary in such arrangements. Five of the sub-advisers are affiliated with ABN AMRO and prior to the closing of the acquisition have been the investment advisers to 19 of the funds representing 100% of the assets under management. Two of the sub-advisers are not affiliated with ABN AMRO and currently provide investment management services to two of the funds for which affiliates of ABN AMRO are the investment advisers, representing approximately 18% of the assets under management as of June 30, 2006. ABN AMRO and its affiliated sub-advisers have agreed to limited exclusivity provisions. The exclusivity agreements, with certain limited exceptions, restrict Montag, River Road and Veredus from sponsoring, advising or owning the Target Funds they are to sub-advise and from sponsoring, advising, sub-advising or owning any other mutual funds of a similar style until the earlier of five years from the closing of the acquisition and the date on which the sub-adviser ceases to sub-advise all Target Funds which it had previously advised as the result of its termination as a sub-adviser by Aston or the board of trustees of such Target Fund without reasonable cause. The sub-advisers not affiliated with ABN AMRO have

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no such exclusivity provisions. The Company believes a combination of these limited exclusivity agreements, the economic interests of the sub-advisers, the wide variety of choices among other potential sub-advisers in each investment style, the relatively low expense ratios of the Target Funds, and Aston’s distribution relationships adequately protect its interests. Thus, the ability of the sub-advisers to provide services to clients other than the Target Funds is not a material risk to the Company. Based on the foregoing, the Company does not believe it is necessary to revise the disclosure in the Proxy Statement.

48. On page 85 and 86 we note the additional disclosure that assets under management have decreased and that the target’s mutual funds have had “poor investment results in comparison with their peers.” First, we note that you believe the decline is partially due to “growth styles” falling out of favor and that you further believe that they will return to favor because this is cyclical. Please revise to clarify if you have done research to substantiate this belief. Are other mutual funds that are growth styled losing their assets under management? Second, you disclose that the performance of the funds will revert to its average. Please revise to disclose the basis for that belief.

Response: The Company has deleted the language on pages 85 and 86 regarding the cyclical nature of investing styles, as well as its belief that fund performance will revert to its average, in response to the Staff’s comment.

49. Provide the basis for the belief that “relative performance of these funds will revert to its long-term average over time” or remove.

Response: The Company has deleted the referenced language on page 86 in response to the Staff’s comment.

50. We note the statement that “the pre-transaction fee sharing arrangements between the acquired business and the investment advisors are less favorable to the acquired business than the agreements to be put in place at the close of the transaction.” Provide a detailed comparison and discuss the differences and how the new agreements are more favorable.

Response: The Company has revised the disclosure in footnote (q) to the unaudited pro forma combined condensed financial statements. In the table in footnote (q), the pro forma adjustment calculates the cumulative differences between the historical and pro forma fee-sharing arrangements. The Company has also revised the disclosure on page 86 in response to the Staff’s comment.

51. We note the poor performance of ABM AMRO Montag in recent years. Please clarify whether there are any changes that coincided with the timing of the poor performance. For example, did the advisors or sub-advisors of the fund change around this time period? Is management aware of any specific reasons relating to the reason(s) for the poor performance and does management have any basis for its belief that the performance will revert to its long-term average over time.

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Response: The Company has revised the disclosure on page 87 in response to the Staff’s comment.

52. We note the disclosure concerning the recent financial losses and that they are non cash in nature. This does not however address the fact that your net income has not grown even taking into account the non cash adjustments. Please revise accordingly.

Response: The Company has revised the disclosure on page 86 in response to the Staff’s comment to clarify that the net income of the acquired business, after adjusting for non-cash charges did not grow between 2003 and 2005.

53. We note that the revenues disclosed in the financial statements and MD&A section disclose the revenues of the seller in previous periods. It would appear that following the combination, even at a constant level of operations, your revenues would be less than that disclosed since the seller will remain as an advisor and receive a subadvisory fee that it did not have to pay before. If so, please revise to reflect that here and in your MD&A disclosure as a trend that should be understood by investors.

Response: The combined historical financial statements for the acquired business included in the Proxy Statement have been prepared on a “carve-out basis”, as if the acquired business had been a stand-alone operating business. The advisory fees earned by the acquired business are presented gross of all fee-sharing arrangements between the investment advisers or investment sub-advisers and the acquired business. All fee revenue paid to the investment advisers and investment sub-advisers are reflected within the expense line, “Distribution and advisory costs,” on the acquired businesses’ historical income statements. These distribution and advisory costs include the advisory and sub-advisory fees that the acquired business paid to the Sellers. Going forward, the Company expects to maintain this accounting convention with respect to the revenues Aston receives from the Target Funds and the fees it pays to the sub-advisers, including the Sellers. As such, the presentation of total revenue on a historical basis is consistent with the way revenue will be presented after the acquisition. Furthermore, since the distribution and advisory costs recorded on the acquired businesses’ historical combined financial statements reflect the payments to advisers, the historical presentation is consistent with the way the distribution and advisory costs of the acquired business will be recorded after the acquisition. Because there will be no change in the accounting treatment and classification and the revenues of the acquired business and the payments to the sub-advisers are consistent before and after the acquisition, there is no positive or negative trend to discuss in MD&A.

The Company directs the Staff’s attention to the additional disclosure provided on page 72 which provides further clarity on this issue. Additionally, see footnote (q) to the unaudited pro forma condensed combined financial statements for the sub-advisory fees paid.

54. We note that in determining if you satisfied the 80 percent test you compared the value of the entire acquired business. It is not clear how this is the proper analysis, considering you only own 65 percent of that business. It would appear that in order to satisfy the test, 65 percent of the business acquired would have to be worth 80 percent of your net assets. Otherwise, your reasoning would allow a company with $100 million in its trust to

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purchase a 51 percent share in $80 million company and assert that it has satisfied the test. As such, we reissue prior comment 64 of our letter dated July 14, 2006.

Response: The Company notes the Staff’s comment and respectfully disagrees with the Staff’s position. The Company’s initial public offering prospectus, on page 38, requires the initial target business or businesses to “have a collective fair market value equal to at least 80% of our net assets at the time of such acquisition.” In addition, the prospectus states that the Company may acquire control of an operating business, in which case the entire value of the operating business would be utilized for purposes of the 80% test even if the Company was not acquiring a 100% interest in the target. Based on disclosure in the prospectus described above and the methods of valuation used to value the business as described in the Proxy Statement under the heading entitled “The Acquisition Proposal — Highbury’s Board of Directors’ Reason for Approval of the Acquisition,” the value of the acquired business satisfies the 80% test described to the Company’s investors.

55. Please revise to provide management’s determination of the value of target business by quantifying the value and disclosing how management determined the valuation so that investors can rely upon such figure. In this regard we reissue prior comment 55 of our letter dated July 14, 2006.

Response: The Company has revised the disclosure on pages 6, 87 and 88 to clarify that its executive officers did not ascribe a specific value to the acquired business in their oral presentations to the board of directors, but rather determined the fairness of the transaction and the satisfaction of the 80% test based on their judgment and industry experience. The Company refers the Staff to the section entitled “Management Analyses” on pages 87 through 89 which outlines the different approaches that our executive officers employed in their analyses.

56. In the first bullet point on page 87, you disclose that your analysis is based on the fact that you “will receive quarterly distributions equal to 18.2%” of the “total revenue.” Please revise this disclosure in light of the recent performance of the target business and taking into account that a portion of the revenues will have to be shared with the sellers as subadvisors.

Response: The summary of the comparable company transaction analysis which begins at the bottom of page 87 of the Proxy Statement explains that the Company’s executive officers utilized two hypothetical scenarios to evaluate the acquired business: (i) $6 billion of assets under management which approximated the level of assets under management at the time of the analysis, and (ii) $4 billion of assets under management, which represents a conservative downside case in the event the acquired business’ assets under management and revenue continues to decline. As of June 30, 2006, the acquired business’ assets under management were $5.6 billion. The Company believes the $4 billion scenario illustrates the effect on the pricing of the acquisition if assets under management were to continue to decline. As such, the Company does not believe additional disclosure is necessary.

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With respect to the Staff’s comment in the last sentence above, as to the portion of the revenues to be shared with the Sellers as sub-adviser to the funds, the Staff’s conclusion is incorrect. Please refer to the Company’s response to Comment No. 53 above.

57. We note that “based on their experience” your managers determined that mutual fund investment managers are “generally priced at more than 10.0 times a company’s annual income before taxes.” Please revise to substantiate this belief so that investors can fully understand the weight to place upon management’s analysis.

Response: The Company has revised the disclosure on page 87 in response to the Staff’s comment.

58. Please revise to actually list the comparable transactions and companies used in making management’s analysis. When disclosing the comparable transactions and companies, include disclosure of those companies’ revenues and profits.

Response: The Company revised the disclosure on pages 87 and 88 of the Proxy Statement to clarify that the Company’s executive officers did not refer to any specific comparable transactions or public companies in their analysis. Since the Company’s executive officers did not refer to any specific comparable transactions or public companies, the Company is unable to make such specific disclosure in the Proxy Statement.

Fairness Opinion, page 91

59. The statement that the board engaged Capitalink “in connection with the submission of the acquisition proposal to Highbury’s stockholders for approval” is inconsistent with the statement in the opinion was to be used “in connection with its [the board’s] consideration of the Transaction.” Please advise.

Response: The Company revised the disclosure in the Proxy Statement on pages 84, 89 and 102 and Capitalink revised its opinion to make clear that Capitalink’s opinion was rendered to the Company’s Board of Directors in connection with the preparation of the Proxy Statement and the Board of Directors’ determination to submit the acquisition for approval by the Company’s stockholders.

60. We note that because your ownership in Aston has “less risk” than traditional equity, it carries a premium when making a valuation. Your initial public offering prospectus refers to fair market value of the target, not its value to you. As such, it is not clear how a premium factor is appropriate given that term disclosure in your prospectus. Also, clarify if management considered such premium in its valuation.

Response: The Company’s board of directors engaged Capitalink, L.C. to provide it with an opinion in connection with its preparation of the Proxy Statement and submission of the business combination to its stockholders for approval, as to whether (i) the acquisition consideration to be paid by Highbury is fair, from a financial point of view, to Highbury’s stockholders and (ii) the fair market value of the acquired business is at least equal to 80% of Highbury’s net assets. With

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respect to its opinion for (i), above, Capitalink incorporated a 2.5% premium to account for Highbury’s preferred share of the owners’ allocation. In determining whether the consideration paid was fair to Highbury’s stockholder, this premium is appropriate because the relevant comparison is between the price paid by Highbury and the value of the ownership interest held by Highbury after the transaction. To the extent that certain features of the transaction structure enhance or diminish the value of the investment held by Highbury, premiums and discounts provide reasonable and necessary adjustments to reflect such changes in value. In Highbury’s case, the preferred share of the owners’ allocation reduces the risk of Highbury’s ownership interest by placing its share at the top of the acquired business’ income and capital structure. When compared to an otherwise identical structure where the ownership share rests at the bottom of the income and capital structure, certainly the former structure is more valuable than the latter to the owner.

With respect to the opinion related to the 80% test in (ii), above, the relevant comparison, as described in the Company’s prospectus, is between the fair market value of the business and 80% of the Company’s net assets. Capitalink and the Company agree with the Staff’s conclusion that a premium factor would not be appropriate in this analysis. For this reason, Capitalink did not incorporate any premium into its analysis of the 80% test to account for Highbury’s preferred distribution of the owners’ allocation.

In addition, management did not consider any such premium in its analysis of the transaction.

61. Please revise to define your use of the term “terminal” as used throughout this section.

Response: The Company has revised the disclosure on page 96 to define the term “terminal” value.

62. We note your response to comment 69 of our letter dated July 14, 2006. We also note that “perpetual growth rates of 7.5% and 8.5% were used. Please revise to disclose the actual growth rate for the target business over the last several years.

Response: The Company has revised the disclosure on page 96 in response to the Staff’s comment.

63. We note the list of comparable companies on page 98. We also note that Aston will pay higher third party fees than those companies. Most of those companies have substantially greater revenues, LTM EBITDA and will not have as many third party fees. Please revise to clarify how those companies would be considered comparable. Also, please revise to disclose the acquired business’ LTM EBITDA.

Response: The Company respectfully directs the Staff’s attention to the disclosure presented in the first paragraph of page 100 and the second paragraph of page 102. These paragraphs reference the limitations of the Comparable Company Analysis and the Comparable Transaction Analysis, respectively. Further, the disclosure highlights that the analyses are not mathematical. In light of this disclosure, the Company does not believe additional revision is necessary.

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With respect to the acquired business’ LTM EBITDA, the Company has revised the disclosure on page 98 in response to the Staff’s comment.

64. Please revise to define your use of the term “affiliated managers group” as used on page 99.

Response: Affiliated Managers Group (NYSE: AMG) is a publicly-traded investment management firm and one of the nine Comparable Companies that Capitalink analyzed in its Comparable Company Analysis as disclosed on page 98 of the Proxy Statement. Thus, the Company believes the term is appropriately used in the Proxy Statement and no additional disclosure is necessary.

65. It is not clear why there are a significant number of “n/a’s” in the table on page 101. Please advise or revise.

Response: The Company has revised the disclosure on page 101 in response to the Staff’s comment.

Aston Limited Liability Company Agreement, page 104

66. We note that Series B units could be converted to Series A units. Please revise to clarify if the rights to distributions are altered by such conversion. We note that the Series B LLC Units will automatically convert in five years from the date of issuance or transfer, if transferred to an Aston management member. Discuss the impact this will likely have on your business in five years.

Response: The Company has revised the disclosure on page 105 in response to the first two sentences of the Staff’s comment. With reference to the last sentence, the conversion of the Series B LLC Units to Series A LLC Units after five years will have virtually no impact on Aston’s business. The distribution rights of the holders of Series B LLC Units do not change upon a conversion to Series A LLC Units. Once a holder converts to Series A LLC Units, the holder will have some liquidation value for the holder’s equity stake in Aston, rather than essentially no value. Since however, the Company is at no time required to purchase these units from the holders, the change in liquidation value will have no impact on the Company’s business. As such, the Company does not believe it is necessary to add disclosure to the Proxy Statement to address the impact of conversion of all Series B LLC Units in five years.

67. We note that management members are entitled to a salary and any revenues they are entitled to after you receive your 18.2 percent. Please clearly discuss all the means by which management members could receive fees or salaries as part of the operating allocation. For instance, are they also entitled to advisory fees, directly or indirectly?

Response: The Company has revised the disclosure on page 104 in response to the Staff’s comment.

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Plan of Dissolution and Distribution of Assets if No Business Combination, page 118

68. We note the statement that you anticipate all costs associated with implementing the plan of dissolution and liquidation, including payments to any creditors, will be funded from proceeds not held in the trust account. Clearly state the funds not held in the trust account as of the most recent practicable date. Clarify the amount of liabilities as of that date owed. Also, we note that the indemnifications by the named officers only cover “vendors.” Please clearly state what claims would be covered and those specific claims that would not be covered by these agreements. Lastly, clarify whether the costs of dissolution and liquidation, if not paid from funds outside the trust, would be covered by the indemnification provisions.

Response: The Company has revised the disclosure on page 120 in response to the Staff’s comment.

Description of Credit Facility, page 122

69. We note the statement that you plan to enter into a revolving credit facility. Please clarify whether you have reached a preliminary agreement with City National Bank. If not, please explain the basis for referring to this bank and for stating the expected terms of the credit facility.

Response: The Company notes that it entered into the revolving credit facility on August 21, 2006 and consequently has revised the disclosure on page 123 in response to the Staff’s comment.

Acquired Business, page 124

70. We note your response to prior comment 85 of our letter dated July 14, 2006. Please revise to clarify if your subadvisors or other advisors are able to persuade any of your funds to utilize their service independent of their affiliation with you. Do you have non-compete provisions in your advisory contracts?

Response: The Company has revised the disclosure on page 125 in response to the Staff’s comment. The Company also directs the Staff to its responses to comment Nos. 22 and 47, each of which address the difficulty, risk, and expense associated with terminating and transferring the advisory contracts.

71. We note your response to prior comment 89 of our letter dated July 14, 2006. Many of the choices listed do not appear to be viable options for Aston to expand. Based on current levels of revenues and income, it does not seem likely that there will be “excess operating allocations” and Highbury is using a substantial portion of its cash to fund the acquisition. Please revise to clarify how those two options are viable. Also, revise to elaborate on the use of debt, financing and contingent payments. Will the debt be incurred by Aston or Highbury?

Response: The Company has clarified the disclosure under the heading “Selectively Pursue Accretive Acquisitions” on page 128 in response to the Staff’s comment. The most certain

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sources of capital to expand Aston are the Company’s cash on hand, which may be approximately $7.0 million at the closing of the acquisition in the event of no conversion, and retained annual cash net income, which is estimated to be approximately $5 million. The Company may also have debt capacity, in which case the debt would be incurred by Highbury, not Aston.

72. We note your response to prior comment 97 of our letter dated July 14, 2006. Based on the revision on page 124, it is still not clear what Aston’s role will be following the combination. Do the subadvisors have independence in managing the funds? Do they need approval from Aston? How does Aston oversee the management of the funds? Are there any funds that do not have subadvisors and will be managed by Aston directly?

Response: The Company has revised the disclosure on page 126 in response to the Staff’s comment.

Management’s Discussion and Analysis, page 135

73. We are not able to locate your response to prior comment 98 of our letter dated July 14, 2006 on page 137. Please revise to substantiate the expectation that assets will increase again in the next 12 to 18 months or clarify if such belief no longer exists.

Response: The Company believes that it fully responded to Comment No. 98 of the Staff’s letter dated July 14, 2006 in the Company’s letter dated July 24, 2006. In response to the Staff’s comments, the Company deleted the following language from the first bullet point on page 117 of the Proxy Statement filed on May 31, 2006: “[The assets under management of the acquired business increased in 2003, reached a high in 2004 and declined in 2005 as a result of market conditions and net outflows from the Target Funds. The net outflows continued in the first quarter of 2006, and the Company expects those outflows to continue during the year. The Company expects assets under management to begin to increase again over the next 12 to 18 months as expected strong performance in the newer, small Target Funds attract net asset inflows.]” Additionally, the Company deleted the following language in the first bullet point of page 118 of the Proxy Statement filed on May 31, 2006: “[Total revenue, which directly follows changes in assets under management, increased in 2003, reached a high in 2004 and declined in 2005 as a result of market conditions and net outflows from the Target Funds. The Company expects total revenue to begin to increase again over the next 12 to 18 months as assets under management increase.]” The Company made these deletions because it was concerned that its statements about future performance of the Target Funds could be viewed as speculative.

Financial Statements of Highbury Financial, page F-23

Note 3, Initial Public Offering, page F-41

74. We have reviewed your response to prior comment 117 of our letter dated July 14, 2006. Since the warrants underlying the units in your initial public offering were registered, it appears you will be required to file timely updates to the registration statement and deliver a current prospectus at the time such warrants are exercised. We believe paragraphs 14

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September 1, 2006

to 18 of EITF 00-19 will require you to classify such warrants as liabilities and adjust them to fair value each subsequent accounting period. The guidance in paragraph 14 applies to contracts that allow for net share or physical settlement through delivery of registered shares, such as Highbury’s warrant agreement. Your warrant agreement does not specifically exclude net cash settlement of the warrants. The warrant agreement also does not state explicitly the issuer has no obligation to settle the warrant in the absence of an effective registration statement and the warrant can expire exercised or unredeemed. We believe paragraph 17 of EITF 00-19 clearly indicates that net cash settlement should be assumed if a company is unable to deliver registered shares, as it is unlikely that nonperformance would be an acceptable alternative to a warrant holder. Please reconsider the guidance in EITF 00-19 regarding the classification of your warrants and further explain your accounting treatment, or appropriately revise your financial statements.

Response: The Company has re-considered the guidance in EITF 00-19 with respect to the warrants. The intention of the Company and the warrant purchasers from the time of issuance of the warrants was that there would be no net cash settlement under the circumstances described in EITF 00-19. For this reason, the initial public offering prospectus clearly stated that the warrants are not exercisable in the event there is not a current effective registration statement and that the risk of such eventuality was borne exclusively by the warrant holders, not the Company or its shareholders. In addition, the Company continues to believe that the question of “non-performance” under EITF 00-19 is moot as there would be no “non-performance” in the event of a decision not to deliver shares under the relevant circumstances.

In addition, the Warrant Agent and the Company have executed a warrant clarification agreement to clarify the original intent of the Warrant Agreement regarding net-cash settlement. As a result, the warrant agreement specifically excludes net cash settlement of the warrants. As the original intent of the parties is now clarified, the Company, with the concurrence of its independent public accountants, has concluded that the requirements of EITF 00-19 for equity accounting treatment are satisfied, will be satisfied, and have been satisfied since the time of the initial public offering. As a result, equity method accounting remains appropriate and no restatement of the Company’s financial statements is required by EITF 00-19.

75. We reiterate our prior comment that you should please consider whether additional disclosure in MD&A is required for the accounting treatment for your warrants, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Response: The Company directs the Staff to its response to Comment No. 74 which explains why there is no such requirement to mark the warrants to fair value. Since there is no such requirement, the Company has not made any additional disclosure in MD&A.

76. Refer to prior comment 119 of our letter dated July 14, 2006. Please note this comment refers to the accounting treatment of the unit purchase option itself, which was registered at inception and appears to be properly classified as a liability under the guidance in EITF 00-19 (as discussed above with respect to the underlying warrants). Also, recent amendments to the unit purchase option agreement would not affect the accounting treatment of

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the option for prior periods. Please tell us how you have considered the guidance in EITF 00-19, discussed above, in your accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. Please tell us whether you intend to restate your financial statements to classify the purchase option as a liability and to subsequently adjust it to fair value for all periods from the initial public offering date through the date of your most recent balance sheet. If not, please explain why you believe equity classification is appropriate. Revise to provide disclosure in MD&A describing your accounting, including the potential impact for volatility in your income statement.

Response: The Company has considered the guidance in EITF 00-19 with respect to the unit purchase option. The intention of the Company and the underwriters from the inception of the unit purchase option was that there would be no cash settlement under the circumstances described in EITF 00-19. In order to clarify such original intention, as disclosed in the response letter to the Staff dated July 24, 2006, the Company and its underwriters, ThinkEquity Partners LLC and EarlyBirdCapital, Inc., have amended the terms of the unit purchase option. With this revision, the original intent of the parties to the unit purchase option is clarified and the conditions of equity accounting treatment for the unit purchase option of EITF 00-19 are clearly satisfied from inception. As a result, no restatement of the Company’s first and second quarter financial reports is required. The Company’s independent public accountants concur with this conclusion.

The Company acknowledges the Staff’s request to “provide disclosure in MD&A describing your accounting, including the potential impact for volatility in your income statement.” The Company respectfully directs the Staff to the second full paragraph on page 122 of the Proxy Statement which explains the accounting of the unit purchase option. Further, the Company directs the Staff to the second paragraph of Note 2 on Page F-29 and the second paragraph of Note 3 on Page F-38 of the Proxy Statement. The Company has provided disclosure in each instance which states “the Company has accounted for the fair value of the option…as an expense of the public offering resulting in a charge directly to stockholders’ equity.” The Company respectfully notes that because the unit purchase option has been amended to clarify the original intent of the parties thereto, this instrument will have no impact on the Company’s income statement. As such, the Company has made no additional disclosure with respect to this comment.

Annex A

77. Please file Exhibits I and M to Annex A in their entirety, including all schedules, attachments, exhibits, etc. This would include Schedules A and B to Exhibits I and M.

Response: The Company has included Exhibits I and M in their entirety in the Proxy Statement. Please note that Schedules A and B to Exhibits I and M are blank as Exhibits I and M are forms of agreements and as such, they have not been completed.

78. Please include in Annex A all material schedules and exhibits. For example, explain why Exhibit H and Schedule 9.17 would not be material.

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September 1, 2006

Response: The Company has reviewed all of the schedules and exhibits to the asset purchase agreement and has concluded that, other than those exhibits and schedules previously filed and Exhibit H and Schedule 9.17 filed with Amendment No. 2 to the Proxy Statement, none of the other schedules or exhibits are material to investors. The remaining exhibits relate to forms of closing certificates opinions and other deliverables that are customary in transactions of this type and are irrelevant to an investor’s decision to approve the transaction. In addition, the remaining unfiled schedules do not contain any information that is material to the acquired business or relevant to investors.

79. We are unable to locate the confidential treatment request. Please make sure such request was filed with the Office of the Secretary.

Response: The Company re-filed the request for confidentiality with the Office of the Secretary on August 28, 2006.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (212) 705-7207 or Floyd Wittlin at (212) 705-7466.

Sincerely,

/s/ Ann F. Chamberlain

Ann F. Chamberlain

cc:	Duc Dang (Securities and Exchange Commission)

Richard S. Foote (Highbury Financial Inc.)

Floyd I. Wittlin (Bingham McCutchen LLP)